1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2013

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date July 22, 2013	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

RESIGNATION OF DIRECTORS

AND

PROPOSED APPOINTMENT OF NEW DIRECTORS

RESIGNATION OF DIRECTORS

The board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”) announces that Mr. Li Weimin resigned from the positions of Chairman and a director of the Company (the “Director”) with effect from 22 July 2013 due to work allocation, and Mr. Wang Xin resigned from the positions of the vice Chairman and a Director with effect from 22 July 2013 due to work allocation.

Mr. Li Weimin and Mr. Wang Xin have confirmed that they have no disagreement with the Board and there is no matter relating to their resignations that needs to be brought to the attention of the shareholders of the Company (the “Shareholders”).

The Board would like to take this opportunity to express its sincere gratitude to Mr. Li Weimin and Mr. Wang Xin for their valuable contributions to the Company during their terms of service.

Pursuant to the provisions of the Company Law of the People’s Republic of China (the “PRC”) and the articles of association of the Company, Mr. Shi Xuerang has been elected as the temporary convener of the fifth session of the Board to perform his duty as the Chairman at the fifteenth meeting of the fifth session of the Board held on 22 July 2013 (the “Meeting”).

PROPOSED APPOINTMENT OF NEW DIRECTORS

The Directors present at the Meeting have considered and approved the nomination of Mr. Zhang Xinwen and Mr. Li Xiyong as candidates of Directors and their respective term of office is proposed to be the same as the fifth session of the Board (i.e. until the conclusion of the general meeting of the Company for the purpose of electing the members of the sixth session of the Board) (the “Proposed Appointment”). Such Proposed Appointment will be subject to the Shareholders’ approval at a general meeting of the Company.

The biographical details of Mr. Zhang Xinwen are as follows:

Mr. Zhang Xinwen, aged 48, holder of a master’s degree. Mr. Zhang commenced his career since July 1988. He was appointed as the deputy general secretary and the head of Jiyang County in February 2001. In September 2006, he was appointed as the general secretary of Jiyang County. He was appointed as the director and party committee secretary of Jinan High-tech Industry Development Zone Management Committee, and the director of International Innovation Park of National Information and Communication Management Committee in February 2012. In July 2013, he was appointed as the chairman and general secretary of the party committee of Yankuang Group Corporation Limited (“Yankuang Group”). Mr. Zhang graduated from Shandong University.

As far as the Directors are aware and save as disclosed above: (i) Mr. Zhang Xinwen does not presently, and did not in the last 3 years, hold any other position in the Company or any of its subsidiaries; (ii) Mr. Zhang Xinwen has not held any other directorship in the last 3 years in public companies the securities of which are listed on any securities market in Hong Kong or overseas; (iii) Mr. Zhang Xinwen has no other major appointment or professional qualification; (iv) Mr. Zhang Xinwen does not have any other relationship with any director, senior management or substantial or controlling shareholder; and (v) Mr. Zhang Xinwen does not have, nor is deemed to have, any interests in any shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (“SFO”).

As at the date of this announcement, the Company and Mr. Zhang Xinwen have not entered into any service contract which provides for a specified length of service. The remuneration of Mr. Zhang Xinwen will be determined at the general meeting of the Company with reference to his duties, responsibilities, experience and the prevailing market conditions.

Save as disclosed in this announcement, the Board is not aware of any other matter in relation to the proposed appointment of Mr. Zhang Xinwen which is required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”) and any other matter that needs to be brought to the attention of the Shareholders.

The biographical details of Mr. Li Xiyong are as follows:

Mr. Li Xiyong, aged 50, a researcher in engineering technique application with a master’s degree and a holder of an EMBA degree. Mr. Li commenced his career in the year of 1981. He was appointed as the coal mine director of Huafeng Coal Mine of Xinwen Mining Group Co., Ltd. (“Xinwen Group”) in May 2001. In June 2006, he was appointed as the deputy general manager of Xinwen Group. In June 2010, he was appointed as the chairman and general secretary of the party committee of Xinwen Group. In March 2011, he was appointed as the vice chairman of Shandong Energy Group Co., Ltd., and the chairman and the general secretary of the party committee of Xinwen Group. He was appointed as the general manager and the deputy general secretary of the party committee of Yankuang Group in July 2013. Mr. Li graduated from Shandong University of Science and Technology and Nankai University.

As far as the Directors are aware and save as disclosed above: (i) Mr. Li Xiyong does not presently, and did not in the last 3 years, hold any other position in the Company or any of its subsidiaries; (ii) Mr. Li Xiyong has not held any other directorship in the last 3 years in public companies the securities of which are listed on any securities market in Hong Kong or overseas; (iii) Mr. Li Xiyong has no other major appointment or professional qualification; (iv) Mr. Li Xiyong does not have any other relationship with any director, senior management or substantial or controlling shareholder; and (v) Mr. Li Xiyong does not have, nor is deemed to have, any interests in any shares or underlying shares of the Company within the meaning of Part XV of the SFO.

As at the date of this announcement, the Company and Mr. Li Xiyong have not entered into any service contract which provides for a specified length of service. The remuneration of Mr. Li Xiyong will be determined at the general meeting of the Company with reference to his duties, responsibilities, experience, and the prevailing market conditions.

Save as disclosed in this announcement, the Board is not aware of any other matter in relation to the proposed appointment of Mr. Li Xiyong which is required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules and any other matter that needs to be brought to the attention of the Shareholders.

A notice of the extraordinary general meeting of the Company containing, among other things, the relevant resolutions of the Proposed Appointment will be despatched to the Shareholders as soon as possible.

By order of the board of directors
Yanzhou Coal Mining Company Limited
Zhang Baocai
Director and Company Secretary

Zoucheng, Shandong Province, the PRC

22 July 2013

As at the date of this announcement, the Directors are Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr. Wang Xiaojun and Mr. Xue Youzhi.

ABOUT THE COMPANY

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC